Exhibit 12.1

GTC Biotherapeutics, Inc.

Computation of Financial Ratios

The following table sets forth the computation of our ratio of earnings to fixed charges and our ratio of combined fixed charges and preference dividends to earnings for the periods indicated.

	December 30, 2001	December 29, 2002	December 28, 2003	January 2, 2005	January 1, 2006	Three Months Ended April 2, 2006
Earnings:
Income (loss) before income taxes	(18,792)	(24,320)	(29,537)	(29,493)	(30,112)	(8,503)
Fixed charges	1,200	859	1,133	1,548	1,764	695
Preferred stock dividends	—	—	—	—	—	—

Earnings (loss) (as defined)	(17,592)	(23,461)	(28,404)	(27,945)	(28,348)	(7,808)

Fixed charges:
Interest expense/amortization of debt issuance costs	746	439	508	951	1,140	255
Preferred stock dividends	—	—	—	—	—	—
Rental expense—33%	454	420	625	597	624	440

Total fixed charges	1,200	859	1,133	1,548	1,764	695

Deficiency in earnings available to cover fixed charges(1)	(18,792)	(24,320)	(29,537)	(29,493)	(30,112)	(8,503)
Ratio of combined fixed charges and preference dividends to earnings(2)	—	—	—	—	—	—

(1)	For purposes of this calculation, “earnings” consist of income (loss) before income taxes and fixed charges. “Fixed charges” consist of interest, amortization of debt issuance costs, preferred stock dividends and the component of rental expense believed by management to be representative of the interest factor for those amounts.
(2)	Because we had no earnings in each period, it is not possible to calculate the ratio of combined fixed charges and preference dividends to earnings.